Exhibit 99.2

Position Statement of the Board of Directors

After careful evaluation and consideration, the Board rejects the claims made by Mr. Raphael Gefen in his position statement, and re-affirms its recommendation in favor of each of Proposals 1 through 5, which it believes are in the best interest of Jacada and all of its shareholders (including public shareholders such as Mr. Gefen).

We respond below to the arguments raised by Mr. Gefen’s position statement with respect to each of the proposals.

Proposal 1 (Re-election of Messrs. Gideon and Yossie Hollander as Class III directors):

Size of board and change in leadership: The size and composition of Jacada’s board provide it with the advantage of a healthy mix of managers with varied experience, each of whom contributes to Jacada in a unique way. Messrs. Gideon and Yossie Hollander have accumulated significant familiarity with Jacada as its founders and are well-positioned to maximize their insight towards management of Jacada. Their strengths are balanced by external/independent directors with an outside perspective such as Ms. Tzvia Broida, who brings significant financial and economic expertise, as well as by individuals who were only recently added to the board, such as our new significant shareholder IGP’s representatives, who understand Jacada’s strategic position in our industry.

Transparency of board’s communications/ financial statements: As a foreign private issuer, Jacada is not required to publish quarterly financial statements, and our board has carefully weighed the benefits and the disadvantages of publishing that information and has determined not to publish it. Jacada strictly follows the disclosure rules applicable to itself.  While Jacada provided certain interim nine-month financial information to the private placement investors, the investors are required to maintain confidentiality and not transact in Jacada’s shares on the basis of that information. Consequently, our providing that information to the investors will not lead to the public disclosure of our interim financial results or to an imbalance of information in the trading market for Jacada’s shares.

Proposal 2 (Proposed private placement):

Alternatives to financing and approval processes for transaction: The proxy statement clearly indicates that the board considered alternatives to the financing, in light of Jacada’s urgent need for funding, and opted for an arms-length private financing that can be effected relatively quickly while enabling non-controlling shareholders, such as Mr. Gefen,  to approve or disapprove. As such, the transaction is subject to the highest scrutiny under Israeli law. That was preferable to an open-ended rights offering, which would be subject to registration statement requirements and review of the Securities and Exchange Commission, and which carried with it neither an expedited time-frame nor assurances of success. The process for approval of the private placement is described in all material manners in Jacada’s proxy statement. Audit committee and board approval were obtained for the transaction without the participation of board members participating in the financing and/or affiliates of IGP, in each case in accordance with the requirements of Israeli law.

Trading and financing price: Jacada does not control the trading price of its shares on the OTCQB & OTCBB, which are free, open markets. Jacada does not currently qualify for listing on NASDAQ or other similar exchanges where stock is generally more liquid. If it qualifies in the future, Jacada will consider such a listing. Jacada sought to maximize the price received for its shares in the financing, consistent with ALL of its shareholders’ best interests (including public shareholders like Mr. Gefen). Such price is ultimately also derivative of the free, open -market price. In fact, while private placements such as that being proposed are typically consummated at prices that are at a discount to the current market price, Jacada’s management and board of directors insisted on, and succeeded at, obtaining the current market price of Jacada’s shares in the prospective private placement, so as to avoid dilution to Jacada’s shareholders.

Allegations against major shareholders: The basis for the arguments, if any, made by Mr. Gefen in this respect is unclear. Jacada rejects Mr. Gefen’s baseless intonations of wrongdoing.

Proposal 3 (Office Holder Compensation Policy):

Exercise price for option grants: The provision that Mr. Gefen cites is a customary, catch-all provision that provides the board with flexibility as to how to determine fair market value for purposes of exercise price. It (or a similar provision) appears in the equity plans of most publicly traded companies. For so long as Jacada’s shares are publicly traded, it would be nearly unfathomable for the board utilize a standard of value that does not mimic or derive from market price. Hence, the fears that Mr. Gefen raises on this point are exaggerated and not relevant.

Severance pay: While the proposed compensation policy provides a fair amount of needed flexibility for a severance grant to an executive in a change of control, ultimately, any actual grant will anyway be subject to specific required corporate approvals under Israeli law, including shareholder approval in the case of the CEO, and, consequently, the proposed flexible framework should in no way be mistaken for pre-approved severance compensation for any executive. Mr. Gefen’s arguments are therefore misleading on this point.

Proposal 4 (New CEO’s Compensation):

Relationship between CEO compensation and Compensation Policy:  Mr. Gefen inaccurately presents the Israeli Companies Law. In no way is the approval of the CEO’s compensation dependent on there being a then-effective office holder compensation policy in place. So long as the CEO’s compensation receives the requisite corporate approvals (including shareholder approval by a special majority), it can be approved, regardless of whether three years have already passed since the last approval of Jacada’s compensation policy (as, in such a scenario, the CEO’s compensation is treated like individual compensation that deviates from a then-effective compensation policy, which therefore requires shareholder approval by a special majority).

Accelerated vesting: Mr. Gefen once again attacks an entirely customary provision that provides the board with needed flexibility to accelerate vesting of options upon achievement of performance targets that are yet to be determined.  Compensation committee and board approval (and, in the case of the CEO, shareholder approval by a special majority) will anyway be required for any such acceleration, so the requisite corporate safeguards are in place to enable reasonable application of this provision.

Proposal 5 (Reelection of Unclassified Directors):

Above arguments: In opposing this proposal, Mr. Gefen merely references his above-described arguments, which we have refuted above.